Abigail P. Hemnes abigail.hemnes@klgates.com T +1 617 951 9053 F +1 617 261 3175

July 24, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds III (the “Trust”) — File Nos. 333-125838, 811-21777
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 15, 2019, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 83 under the Securities Act of 1933, as amended, and Amendment No. 85 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on May 10, 2019, accession no. 0001133228-19-003573 (the “Amendment”). The Amendment relates to Class A, Class C, Class I, Class R2, Class R4, Class R6, and Class NAV shares of John Hancock U.S. Quality Growth Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — Under “Fund Summary — Fees and expenses,” please delete the reference to Class B shares and any other references in the prospectus to share classes other than those listed on the front cover page.

Response — In response to the Staff’s comment, the Trust respectfully notes that when the Statement of Additional Information (“SAI”) for the Fund is added to the combined SAI for all other John Hancock funds with a 3/31 fiscal year end, the cross reference to the section of the SAI titled “Sales Charges on Class A, Class B, and Class C shares” will be accurate. Therefore, the Trust respectfully declines to make any changes in response to this comment.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3100   F +1 617 261 3175 klgates.com

2.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

3.	Comment —Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.”

Response — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

4.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please supplementally explain what is included in the “Service plan fee” line item.

Response — Supplementally, the Trust notes that as disclosed under “Class cost structure — Class R service plan” in the “Fund details” section of the prospectus, in addition to the Rule 12b-1 plans, the Fund has adopted plans for Class R2 and Class R4 shares that authorize the Fund to pay affiliated and unaffiliated entities a service fee for providing certain record keeping and other administrative services in connection with investments in the Fund by retirement plans. The service fee is a specified percentage of the average daily net assets of the Fund’s share class held by plan participants and is up to 0.25% for Class R2 shares and 0.10% for Class R4 shares.

5.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please confirm and disclose that: (1) the contractual waiver is for at least one year from the date of effectiveness; (2) the contractual waiver can only be terminated with Board approval; and (3) whether recoupment is permitted and, if so, under what time period.

Response — First, the Trust confirms that any fee waivers/reimbursements reflected in the “Annual fund operating expenses” table are contractual and will last at least one year from the effective date of the Amendment. Second, the Trust notes that the contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. Both of these items are disclosed in the footnotes to the fee table that is set forth in Appendix A to this letter and will be included in the Fund’s definitive prospectus. Third, the Trust notes that waived or reimbursed expenses are not subject to recoupment by the Fund’s adviser. Accordingly, the Trust respectfully declines to make any additional changes in response to this comment.

6.	Comment — Under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers are reflected for only one year.
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Response — The Trust supplementally confirms that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, because Item 3, Instruction 4 does not require disclosure to this effect, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that “the manager’s investment process begins with the broad universe of equity securities included in US equity indices, along with other ideas that come from a combination of company meetings, investment conferences, field trips and industry analysis.” Please clarify: (1) what or who the company is in this context; and (2) what is meant by “field trips.”

Response — First, the Trust supplementally notes that the term “company,” in this context, refers to companies that are being considered for investment by the Fund. Second, the Trust supplementally notes that the term “field trips,” as used in this context, refers to on-site due diligence evaluations of the operations of a company that is being considered for investment by the Fund. The Trust notes supplementally that the wording “company” and “field trips” are used in order to conform the disclosure with principles of Plain English in order to avoid potential shareholder confusion.

8.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that the Fund may invest in exchange-traded funds (“ETFs”) and exchange-traded equity real estate investment trusts (“REITs”). Please confirm whether the “Annual fund operating expenses” table should include an “Acquired fund fees and expenses” line item, due to the Fund’s investments in ETFs and REITs.

Response — Supplementally, the Trust notes that because the amount of acquired fund fees and expenses incurred by the Fund for the fiscal year ended March 31, 2019 amounted to no more than 0.01% of the Fund’s assets, it is not necessary to include a separate line in the fee table for such expense.

9.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that the Fund may invest in exchange-traded equity REITs. Please confirm that such investments are reflected under “Fund summary — Principal risks.”

Response — In response to this comment, the Trust notes that the disclosure under “Fund summary — Principal risks” includes “Exchange-traded funds risk” and “Real estate investment trust risk.” Therefore, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that the Fund may invest “significantly in companies of certain sectors.” If applicable, please include disclosure regarding why particular sectors in which the Fund may invest, along with corresponding risk disclosure.
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Response — Supplementally, the Trust notes that the Fund does not intend to focus its investments in any particular sector on an ongoing basis. Therefore, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that “[t]he manager focuses on members of the investable universe with expected future free cash-flow margins, returns on capital employed and revenue growth higher than a certain minimum threshold.” Please revise the disclosure regarding “future free cash-flow margins” and “returns on capital employed” using plain English principles. In addition, please specify the minimum threshold utilized.

Response — In response to the first portion of this comment, the Trust has revised the disclosure as follows:

[t]he manager focuses on members of the investable universe ~~with expected future~~ that exhibit high quality free cash flow margins (i.e., cash generated after expenses to support operations and maintain capital assets), ~~returns on~~ capital ~~employed~~ return (i.e., dividends and share buybacks), and revenue growth higher than a certain minimum threshold.

In response to the second portion of this comment, the Fund believes that the minimum threshold used to determine whether a security meets the subadvisor’s criteria for investment is part of the subadvisor’s proprietary investment process and could change from time to time depending upon market conditions and the nature of the relative characteristics of possible portfolio investments. In order to preserve the subadvisor’s flexibility in managing the Fund’s portfolio in the best interests of the Fund and its shareholders, the Trust respectfully declines to make any changes in response to this portion of this comment.

12.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518#.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make this change.

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13.	Comment — Under “Fund summary — Past performance,” the disclosure under the heading “A note on performance” states that “Class A shares commenced operations on December 19, 2011.” Please reconcile that inception date with the disclosure in the third column of the “Average annual total returns” table which states that the inception date of the Fund is December 20, 2011.

Response — In response to the Staff’s comment, the Trust has revised the disclosure under the heading “A note on performance” to refer to December 20, 2011 as the commencement date of the Fund.

14.	Comment — Under “Fund summary — Past performance,” under the heading “A note on performance,” please disclose that Class C and Class I shares have the same inception date as Class A shares.

Response — In response to this comment, the Trust supplementally notes that the narrative introduction discloses the commencement date of the Fund’s oldest share class (Class A shares) and the commencement dates of the share classes that commenced operations after the commencement date of Class A shares. Such share classes show Class A shares’ performance in the average annual total return table for the periods prior to their commencement dates. Disclosure regarding Class C shares and Class I shares’ commencement date is not included in the narrative introduction, as these share classes commenced operations on the same date as Class A shares and, therefore, Class A shares’ performance is not shown in the average annual total return table with respect to those share classes. Therefore, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — Under “Fund summary — Past performance,” under the heading “A note on performance,” the disclosure states that “Returns for Class R2, Class R4, and Class R6 shares would have been substantially similar to returns of Class A shares.” If any of these three classes had annual fees that were higher than those of Class A, then disclose that fact and explain that if they had been applied performance would have been lower.

Response — In response to this comment, the Trust notes that the disclosure states that “Returns shown for Class R2, Class R4, and Class R6 shares would have been substantially similar to returns of Class A shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different” (emphasis added). The Trust believes this statement adequately discloses the impact that differing expenses would have on the performance shown, and further notes that this language reflects the disclosure required by Instruction 3(b) to Item 4 of Form N-1A. Additionally, the Trust notes that the relative expenses of the Class R shares differ such that stating performance would be higher or lower relative to Class A shares would vary by class, and that additional disclosure would be potentially confusing to shareholders. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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16.	Comment — Under “Fund summary — Past performance,” with respect to the “Year-to-date total return” information, per Item 4(b)(2)(ii), this information should be provided as a footnote to the bar chart.

Response — In response to this comment, the Trust notes that it believes the placement of the year-to-date total return information is consistent with the requirements of Item 4(b)(2)(ii) of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Under “Fund summary — Portfolio management,” the Fund states that the portfolio manager has managed the Fund “since 2018.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Response — The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the phrase identified by the Staff satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — Under “Fund details — Who’s Who,” the disclosure under the heading “Management fee” states that “during its most recent fiscal year, the Fund paid the advisor a management fee equal to 0.68% of average daily net assets.” Please expand the disclosure to reflect the prior management fee and when it was changed.

Response — In response to the first portion of the Staff’s comment, the Trust notes that neither Item 10(a)(1)(ii), nor Instruction 2 thereto, of Form N-1A require registrants to disclose the prior management fee. In addition, the Trust believes that the inclusion of such disclosure would be potentially confusing to shareholders. Therefore, the Trust respectfully declines to make any changes in response to this portion of this comment. With respect to the second portion of the Staff’s comment, the Trust has revised the disclosure to state that the fee schedule disclosed became effective on September 28, 2018.

19.	Comment — Under “Your account — How Sales Charges for Class A and Class C Shares are Calculated,” under the heading “Class A deferred charges on investments of $1 million or more,” the Staff notes that disclosure regarding the calculation of the contingent deferred sales charge appears to have been deleted. Please restore this disclosure or explain supplementally why such disclosure was deleted.

Response —We understand that a separate redline intended to show changes in the Amendment from an earlier filing for this Fund was provided to the Staff. The Trust has reviewed the Amendment as it appears on EDGAR and confirms that the disclosure described in this comment is included in the prospectus, notwithstanding that the redline may indicate that this text was deleted. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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20.	Comment — On the “Back cover” of the prospectus, please confirm that all disclosures required by Item 1(b)(3) of Form N-1A are included.

Response — The Trust so confirms.

SAI Comments

21.	Comment — On the cover page of the SAI, the disclosure states that “[t]his Statement of Additional Information (the “SAI”) provides information about John Hancock U.S. Quality Growth Fund (the “Fund”), a series of John Hancock Funds III (“JHF III” or the “Trust”).” Please revise this disclosure to include the former name of the Fund.

Response — The Trust respectfully notes that Fund’s SAI will be included in a combined SAI for all funds in the Trust with a March 31 fiscal year end. This “combined SAI” will not include the name of the Fund on the cover page of the SAI, but rather will refer to all series of the Trust. Therefore, the Trust respectfully notes that no changes are necessary in response to the comment.

22.	Comment — Under “Descriptions and Risks of Fund Investments - Illiquid Securities,” the disclosure states that “[i]nvesting in Section 4(a)(2) Commercial Paper could have the effect of increasing the level of illiquidity in the Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.” In the event that institutional buyers become uninterested in purchasing Section 4(a)(2) Commercial Paper and the Fund goes over the 15% limitation on investments in illiquid securities, please confirm how the Fund would react.

Response — As noted in this section of the SAI, “The Trust has implemented a written liquidity risk management program (the ‘LRM Program’) and related procedures to manage the liquidity risk of the Fund in accordance with Rule 22e-4 [under the 1940 Act].” In the event that the Fund exceeds the 15% limitation on investments in illiquid securities for any reason, including unfavorable market conditions in the Section 4(a)(2) Commercial Paper market, the Fund will take steps as outlined in its LRM Program to report the occurrence to the Fund’s Board and to the SEC on Form N-Liquid, and will otherwise take steps to bring the Fund’s portfolio in line with the 15% limit on illiquid investments.

23.	Comment — In the “Investment Restrictions” section, under the heading “Non-Fundamental Investment Restrictions,” the Staff notes that disclosure regarding investment restrictions that may be changed only upon 60 days’ notice to shareholders was removed. Please add back this disclosure if applicable to the Fund.

Response — The Trust will make the requested change.

24.	Comment — Under the heading “Shareholders of JHF III,” the disclosure states that “[t]o the best knowledge of the Trust, as of [June 28, 2019], the following shareholders owned of record or beneficially 5% or more of the outstanding classes of shares of the Fund.” Please state that those shareholders are referred to as principal holders.
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Response — The Trust will make the requested change.

25.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Ariel Ayanna, Assistant Secretary of the Trust

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Appendix A

Fee Schedules

Class A, Class C, Class I, Class R2, Class R4, Class R6

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A		C		I		R2	R4		R6
Management fee[1]	0.57		0.57		0.57		0.57	0.57		0.57
Distribution and service (Rule 12b-1) fees	0.25		1.00		0.00		0.25	0.25		0.00
Other expenses
Service plan fee	0.00		0.00		0.00		0.25	0.10		0.00
Additional other expenses	0.19	[2]	0.19	[2]	0.19	[2]	0.08	0.08		0.08
Total other expenses	0.19		0.19		0.19		0.33	0.18		0.08
Total annual fund operating expenses	1.01		1.76		0.76		1.15	1.00		0.65
Contractual expense reimbursement[3]	–0.01		–0.01		–0.01		–0.01	–0.11	[4]	–0.01
Total annual fund operating expenses after expense reimbursements	1.00		1.75		0.75		1.14	0.89		0.64

1 ”Management fee” has been restated to reflect changes to the fund’s contractual management arrangements that became effective September 28, 2018 and July 10, 2019.

2 ”Other expenses” have been restated from fiscal year amounts to reflect current contractual fees and expenses.

3 The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

4 The distributor contractually agrees to limit its Rule 12b-1 fees for Class R4 shares to 0.15%. This agreement expires on July 31, 2020, unless renewed by mutual agreement of the fund and the distributor based upon a determination that this is appropriate under the circumstances at that time.

Expenses ($)	A	C		I	R2	R4	R6
Shares		Sold	Not Sold
1 year	597	278	178	77	116	91	65
3 years	805	553	553	242	364	307	207
5 years	1,029	953	953	421	632	542	361
10 years	1,674	2,072	2,072	941	1,397	1,215	809
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Class NAV

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee[1]	0.57
Other expenses	0.07
Total annual fund operating expenses	0.64
Contractual expense reimbursement[2]	–0.01
Total annual fund operating expenses after expense reimbursements	0.63

1 ”Management fee” has been restated to reflect changes to the fund’s contractual management arrangements that became effective September 28, 2018 and July 10, 2019.

2 The advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expenses ($)	NAV
1 year	64
3 years	204
5 years	356
10 years	797
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